AMENDMENT NO. 1 TO SCHEDULE 13D


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          QUALITY SEMICONDUCTOR, INC.
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)

                                  74758B104
                                (CUSIP Number)

                                RAJ RAJARATNAM
                           GALLEON ADVISORS, L.L.C.
                            135 EAST 57TH STREET
                          NEW YORK, NEW YORK  10022
                                (212) 371-2809

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                August 6, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

13D
CUSIP No. 74758B104
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon International Fund, Ltd.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Bermuda
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   324,660
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  324,660
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  324,660
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       4.48%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 8 Pages

13D
CUSIP No. 74758B104
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Management, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        324,660
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        324,660
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        324,660
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.48%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 8 Pages

13D
CUSIP No. 74758B104
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Galleon Management, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    324,660
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    324,660
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    324,660
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.48%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 8 Pages

13D
CUSIP No. 74758B104
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                  Raj Rajaratnam

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              U.S.A.
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                324,660
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                324,660
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                324,660
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.48%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 5 of 8 Pages

ITEM 1.   SECURITY AND ISSUER.

      This Amendment No. 1 amends the statement on Schedule 13D (the "Schedule 13D") which was filed on June 24, 1997 by the undersigned with respect to the common stock, par value $.001 per share ("Common Stock") of Quality Semiconductor, Inc. (the "Company"). The principal executive offices of the Company are located at 851 Martin Avenue, Santa Clara, California 95050. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on of Schedule 13D.

                                 *     *     *

     Item 5 is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) Galleon International Fund, Ltd. (the "Offshore Fund") owns in the aggregate 324,660 (4.48%) of the outstanding shares of Common Stock of the Company, including 43,300 shares of Common Stock issuable upon exercise of certain warrants.

       The approximate aggregate percentage of shares of Common Stock beneficially owned by the Offshore Fund, Galleon Management, L.P. ("Management LP"), Galleon Management, L.L.C. ("Management LLC") and Raj Rajaratnam ("Rajaratnam," together with the Offshore Fund, Management LP and Management LLC, the "Reporting Persons," and individually, each a "Reporting Person") is based on 7,202,394 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended June 30, 1997 (which is the most recent Form 10-Q on file), plus 43,300 warrants held by the Offshore Fund.

      (b) The power to vote the Common Stock is set forth on the cover sheet of this Schedule 13D for each Reporting Person.

      Management LP does not directly own any of the Common Stock or Warrants. Management LP may be deemed to indirectly beneficially own 324,660 shares of Common Stock by virtue of its investment advisory relationship with the Offshore Fund, pursuant to which Management LP provides discretionary investment advisory services.

      Management LLC does not directly own any of the Common Stock or Warrants. Management LLC may be deemed to indirectly beneficially own 324,660 shares of Common Stock by virtue of its position as general partner of Management LP.

      Rajaratnam does not directly own any of the Common Stock or Warrants. Rajaratnam may be deemed to indirectly beneficially own 324,660 shares of Common Stock as the managing member of Management LLC.



                               Page 6 of 8 Pages

      (c) The following is a list of all sales and purchases involving the Common Stock 60 days prior to August 7 by the Offshore Fund.

                                 # of shares
                Date          (sold) purchased          Price/Share
                ____           _______________          ___________
                7/25/97            (8,600)                  $15
                7/26/97             8,600                   $14
                7/30/97           (24,500)                  $14
                8/04/97           (75,000)                  $14
                8/05/97               860                   $13
                8/05/97           (15,000)                  $13
                8/06/97           (23,000)                  $14
                8/07/97           (15,000)                  $14

     (d) Except as set forth above, no other Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

     (e) As of August 6, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock.

                             *     *     *


























                               Page 7 of 8 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 14, 1997             GALLEON INTERNATIONAL FUND, LTD.

                                    By: Galleon Management, L.P.
                                        Management Company

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By:  /s/ Raj Rajaratnam
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.P.

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By:  /s/ Raj Rajaratnam
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.L.C.


                                    By:  /s/ Raj Rajaratnam
                                        Raj Rajaratnam
                                        Managing Member


                                    RAJ RAJARATNAM


                                    By:  /s/ Raj Rajaratnam














                               Page 8 of 8 Pages